CONFIDENTIAL TREATMENT REQUESTED

BY BRIDGEBIO PHARMA, INC.

June 11, 2019

FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

BridgeBio Pharma, Inc.

421 Kipling Street

Palo Alto, CA 94301

Attn:   Neil Kumar, Ph.D., Chief Executive Officer

Telephone:   (650) 391-9740

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED THEREIN WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E. Washington, D.C. 20549

Attention:   Christine Westbrook

Re:	BridgeBio Pharma, Inc.
Registration Statement on Form S-1
File No. 333-231759

Dear Ms. Westbrook:

Rule 83 Confidential Treatment Request by BridgeBio Pharma, Inc.

This letter is being provided on behalf of BridgeBio Pharma, Inc., a Delaware corporation (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-231759) (as amended, the “Registration Statement”), that was initially filed with the Securities and Exchange Commission (the “Commission”) on May 24, 2019. Reference is also made to Comment No. 14 in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Commission in its letter dated March 14, 2019 addressed to Neil Kumar, Ph.D., the Chief Executive Officer of the Company, with respect to the initial draft of the Registration Statement confidentially submitted on February 14, 2019.

CONFIDENTIAL TREATMENT REQUESTED

BY BRIDGEBIO PHARMA, INC.

To assist the Staff in its evaluation of equity compensation disclosures and certain other matters in the Registration Statement, the Company advises the Staff that, considering information currently available and current market conditions based in part on input received from its underwriters, the Company currently estimates a price range of $[***] to $[***] per share for the initial public offering (“IPO”) of the Company’s Common Stock, $0.001 par value per share (which is referred to in the Registration Statement as the Company’s “common stock”), as further outlined below.

As described beginning on page 85 of the Registration Statement, in connection with the IPO, the Company will create BridgeBio Merger Sub LLC as a wholly-owned subsidiary of the Company, and BridgeBio Merger Sub LLC will merge with and into BridgeBio Pharma LLC (the “LLC”), with the LLC as the surviving entity in the merger as a wholly-owned subsidiary of the Company (the “Reorganization”). As part of the Reorganization, the holders of existing units in the LLC will exchange those units for shares of common stock of the Company, after which those holders will have received 100% of the outstanding capital stock of the Company as of immediately prior to the completion of the IPO. The capital stock of the Company will be allocated to the holders of existing Series D preferred units, Series C preferred units, Series B preferred units, Series A preferred units, founder units, common units and management incentive units in the LLC pursuant to the distribution provisions of the Fourth Amended and Restated Limited Liability Company Agreement of the LLC (the “LLC Agreement”), based upon the liquidation value of the LLC assuming it was liquidated immediately prior to the completion of the IPO.

In connection with the Reorganization, the holders of the outstanding incentive equity of the LLC, which is currently comprised of management incentive units and common units of the LLC, will be entitled to exchange such units for shares of the common stock and restricted common stock of the Company in an amount equal to (a) the dollar amount that would be distributable to such holders in respect of such units at the liquidation value of the LLC in accordance with the terms of the LLC Agreement, divided by (b) the price per share of the common stock to be sold by the Company in the IPO.

The Company estimates a valuation range of $[***] to $[***] for the LLC as of immediately prior to the IPO and intends to issue an aggregate of 100.0 million shares of common stock, which will represent all of the Company’s issued and outstanding common stock prior to the planned IPO, to the holders of existing units in the LLC in connection with the Reorganization. Accordingly, the Company estimates an IPO price range of $[***] to $[***] per share of common stock. For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet agreed to a final price range for the offering. Accordingly, the actual price range may differ in the actual preliminary prospectus for the offering.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include the actual price range that complies with the Staff’s interpretation regarding the parameters of a bona fide price range.

CONFIDENTIAL TREATMENT REQUESTED

BY BRIDGEBIO PHARMA, INC.

BridgeBio Pharma, Inc. respectfully requests that the bracketed information contained in this letter be treated as confidential information and that the Commission provide timely notice to Brian Stephenson, Chief Financial Officer, BridgeBio Pharma, Inc., 421 Kipling Street, Palo Alto, CA 94301, before it permits any disclosure of the bracketed information in this letter.

The LLC has outstanding 48,690,602 management incentive units granted before November 2018 (referred to as “Prior Units”) and 24,111,064 management units granted on February 12, 2019 (referred to as “February 2019 Units”). The difference in fair value between the Prior Units and February 2019 Units is due to the increased participation threshold for the February 2019 Units relative to that of the Prior Units. Based on the pre-IPO implied equity valuation range of $[***] to $[***] described above, each management incentive unit in the LLC will be exchanged for a number of shares of common stock of the Company determined by dividing (a) the dollar amount of the fair value distributable in respect of such management incentive unit in the Reorganization under the terms of the LLC Agreement, as shown in the table below, by (b) the price per share of the common stock to be issued in the IPO based on the implied valuation of the LLC as of immediately prior to the Reorganization and assuming a total of 100.0 million shares of common stock outstanding in the Company immediately prior to the IPO.

Implied Equity Value of LLC at Reorganization (in millions)	Fair Value Distributable Per Prior Unit at Reorganization	Fair Value Distributable per February 2019 Unit at Reorganization
$[***]	$[***]	$[***]
$[***]	$[***]	$[***]
$[***]	$[***]	$[***]
$[***]	$[***]	$[***]
$[***]	$[***]	$[***]
$[***]	$[***]	$[***]

As noted above, the Company anticipates an IPO price range of $[13.00] to $[18.00] per share of common stock based on the implied equity valuation range set forth above and assuming the issuance of a total of 100.0 million shares of common stock in the Reorganization immediately prior to the IPO.

Determining the Fair Value of Equity-Based Compensation Prior to the IPO

As stated in the Registration Statement, equity-based compensation is measured on the grant date for the LLC’s management incentive units and common units based on the fair value of the awards using either an option pricing model (“OPM”) or Probability-Weighted Expected Return Method (“PWERM”). Equity-based compensation is recognized on a straight-line basis over the requisite service period, which is generally the vesting period. The management incentive units and common units awarded generally only have a service condition and vest over a period of up to five years. The Company has elected to recognize the actual forfeitures by reducing the employee equity-based compensation expense in the same period as the forfeitures occur.

The Registration Statement describes the LLC’s use of valuation models and describes the significant assumptions used during the years ended December 31, 2017 and 2018 and the three months ended March 31, 2019. As described on page 107 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the prospectus included within the Registration Statement, which includes an explanation of the LLC’s approach to accounting for equity-based compensation, the LLC has historically determined the fair value of

CONFIDENTIAL TREATMENT REQUESTED

BY BRIDGEBIO PHARMA, INC.

its management incentive units and common units using methodologies, approaches and assumptions consistent with the following accounting guidance:

•	American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”);

•	Accounting Standards Codification (“ASC”) 718, Compensation—Stock Compensation (“ASC 718”); and

•	Various Commission Staff Speeches and guidance.

In addition, the LLC’s Board of Managers also considered numerous objective and subjective factors, as disclosed in the Company’s most recent filing of the Registration Statement on June 11, 2019, along with input from management and third-party valuations, to determine the fair value of the LLC’s management incentive units.

The section captioned “Equity-based compensation” on page 107 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement includes an explanation of the LLC’s approach to accounting for equity-based compensation, including the methodology and factors used by the LLC to determine the fair value of the LLC’s management incentive units.

To facilitate the Staff’s review, we have included the table below, which is a complete list of all grants of management incentive units made from March 31, 2018 through the date of this letter. There have been no grants of common units from March 31, 2018 through the date of this letter.

Grant Date	Number of Management Incentive Units Granted	Estimated Fair Value per Management Incentive Unit as of Grant Date	Range of Shares of Common Stock issued per Management Incentive Unit in Reorganization at Assumed Equity Valuation of $[***] to $[***]		Range of Fair Value Received per Management Incentive Unit in Reorganization at Assumed Equity Valuation of $[***] to $[***]
July 2, 2018	30,000	$0.60	[	***]	$	[	***]
August 1, 2018	10,000	$0.64	[	***]	$	[	***]
October 31, 2018	2,985,000	$0.75	[	***]	$	[	***]
February 12, 2019[1]	24,111,064	$0.78	[	***]	$	[	***]

The Company determined that the fair value of the LLC’s Prior Units increased from $0.60 per unit as of the July 2018 grant date to $1.63 per unit as of March 31, 2019. The holders of Prior Units would receive between $[***] to $[***] per unit when the Reorganization occurs

[1]	No MIU grants occurred after February 12, 2019.

CONFIDENTIAL TREATMENT REQUESTED

BY BRIDGEBIO PHARMA, INC.

based on the pre-IPO implied equity valuation range described above. For the February 2019 Units, the Company utilized the March 31, 2019 valuation fair value of $0.78 per unit. The February 2019 Units would receive between $[***] to $[***] per unit when the Reorganization occurs based on the pre-IPO implied equity valuation range described above. The following discussion describes the reasons for the increases in the fair value of the LLC’s management incentive units over the applicable periods.

The assumptions used in the valuation model to determine the estimated fair value of the LLC’s management incentive units as of the grant date of each award are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	the LLC’s stage of development;

•	progress of the LLC’s research and development efforts;

•	the impact of significant corporate events or milestones, including the negotiation and closings of the LLC’s Series D preferred unit financing (the “Series D Preferred Unit Financing”);

•	the LLC’s overall prospects for future earnings;

•	material risks related to the business;

•	the LLC’s actual operating results and financial condition, including the LLC’s level of available capital resources;

•	rights, preferences and privileges of the LLC’s preferred units, founder units and common units relative to those of the management incentive units;

•	equity market conditions affecting comparable public companies;

•

the likelihood and potential timing of achieving a liquidity event for the shares of the Company’s common stock, such as an initial public offering given prevailing market and biotechnology sector conditions; and

•	the lack of marketability of the LLC’s management incentive units.

Management Incentive Unit Valuation Methodologies

The AICPA Practice Guide identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the AICPA Practice Guide, the Company considered the following methods:

Option Pricing Method. Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred units, founder units, common units and management incentive units are inferred by analyzing these options.

Probability-Weighted Expected Return Method. The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment.

CONFIDENTIAL TREATMENT REQUESTED

BY BRIDGEBIO PHARMA, INC.

At each grant date, the LLC’s Board of Managers reviewed any recent events affecting the LLC since the date of the last third-party valuation and the potential impact of such events on the estimated fair value per unit of the LLC’s management incentive units. For grants of equity awards made on dates for which there was no valuation available from an independent valuation specialist, the LLC’s Board of Managers determined the fair value of the LLC’s management incentive units on the date of grant based upon an interpolation of the immediately preceding valuation and immediately following valuation and other pertinent information available to it at the time of grant.

Management Incentive Unit Valuations

The fair value of management incentive units is based primarily on the valuation reports performed by a third-party provider, which is reviewed and approved by the LLC’s Board of Managers as of that date.

The application of either the OPM or PWERM valuation methods, the incorporation of multiple liquidity scenarios and a discount for lack of marketability (“DLOM”) in each scenario, and the application of our estimates of the probability of an IPO at each applicable valuation date resulted in the following determinations of the estimated fair value of the Prior Units and the February 2019 Units at each date:

June 30, 2018 Valuation: The LLC received an independent third-party valuation of its management incentive units as of June 30, 2018 that indicated that the fair value of the LLC’s equity was $[***] million and the fair value of each management incentive unit on that date was $0.60 per unit (the “June 30 Valuation Report”). The independent valuation specialist valued the equity of the LLC using the cost approach, valuing each underlying investment of the LLC separately. The equity value of the LLC was allocated to the management incentive units using the OPM method. A DLOM of 17.5% was applied to the unadjusted fair value of the management incentive units due to the LLC being privately held.

November 20, 2018 Valuation: The LLC received an independent third-party valuation of its management incentive units as of November 20, 2018 that indicated that the fair value of the LLC’s equity was $[***] million and the fair value of each management incentive unit on that date was $0.98 per unit (the “November 20 Valuation Report”). This valuation relied primarily on the PWERM method, weighting the values of the equity under both an IPO scenario and a remain private scenario. In the IPO scenario, the equity value was determined by making an assumption of the LLC’s pre-money valuation at the time of a potential IPO. In the remain private scenario, the LLC’s equity value was backsolved in order to reconcile to the valuation implied by the price at which the Series D preferred units were issued in the Series D Preferred Unit Financing. A 30.0% DLOM was applied to the unadjusted fair value of each management incentive unit calculated in the remain private scenario due to the LLC being privately held and an 11.0% DLOM was applied to the unadjusted fair value of each management incentive unit calculated in the IPO scenario. The increase in the value of the LLC and the unit valuation between June 30, 2018 and November 20, 2018 was largely driven by key

CONFIDENTIAL TREATMENT REQUESTED

BY BRIDGEBIO PHARMA, INC.

scientific advancements including: positive data from the BBP-265 Phase 2 clinical trial in November 2018 and FDA acceptance of an IND for BBP-589 in October 2018.

December 31, 2018 Valuation: The LLC received an independent third-party valuation of its management incentive units as of December 31, 2018 that indicated that the fair value of the LLC’s equity was $[***] million and the fair value of each management incentive unit on that date was $1.30 per management incentive unit (the “December 31 Valuation Report”). This valuation relied primarily on the PWERM method, weighting the values of the equity under both an IPO scenario and a remain private scenario. The probability of an IPO was increased from the November 20 Valuation Report as a result of the following events between November 20, 2018 and December 31, 2018: (i) the LLC had terminated preparations for a potential IPO for one of its consolidated entities, (ii) the LLC had identified its lead underwriting banks for a potential IPO of the LLC or a successor entity thereto in accordance with the LLC Agreement, (iii) the LLC had held a preliminary planning meeting for the IPO, (iv) substantial progress had been made in the audit of the LLC’s financial statements, (v) executive management began to allocate a larger portion of their time to investigating a potential IPO, (vi) the LLC’s internal finance team had begun to grow in preparation for public company reporting requirements, and (vii) public market conditions had improved. In the IPO scenario, the equity value was determined by making an assumption of the LLC’s pre-money valuation at the time of a potential IPO, and this value assumption was the same as what was incorporated into the November 20 Valuation Report. In the remain private scenario, the LLC’s equity value was set equal to the same remain private equity value that was determined in the November 20 Valuation Report, which at the time was based on a reconciliation of the price at which the Series D preferred units were issued in the Series D Preferred Unit Financing. A 30.0% DLOM was applied to the unadjusted fair value of each management incentive unit calculated in the remain private scenario due to the LLC being privately held and an 10.0% DLOM was applied to the unadjusted fair value of each management incentive unit calculated in the IPO scenario. The completion of the LLC’s Series D Preferred Unit Financing in November and December 2018 for an aggregate purchase price of $299.2 million also generated cash sufficient to fund the Company’s operations for at least the next 12 months and significantly strengthened the Company’s balance sheet. In addition, the increase in the value of the LLC and the unit valuation between November 20, 2018 and December 31, 2018 was largely driven by key scientific and corporate advancements including: (a) PellePharm, Inc.’s execution of an option agreement with LEO Pharma A/S, pursuant to which, among other things, PellePharm, Inc. received certain exclusivity payments from LEO Pharma A/S in November 2018, (b) the receipt of positive feedback from FDA meetings held by Eidos Therapeutics, Inc. with respect to the design of the Phase 3 clinical trial for BBP-265 in December 2018 and (c) receipt of positive data from a pre-clinical study of BBP-631 in non-human primates demonstrating three-month persistence in December 2018.

March 31, 2019 Valuations: The LLC received an independent third-party valuation of its management incentive units as of March 31, 2019. The report indicated that the fair value of LLC’s equity was $[***] million, and the fair value of the Prior Units was $1.63 per unit and the fair value of the February 2019 Units was $0.78 per unit. This valuation relied primarily on the PWERM method, weighting the values of the equity under both an IPO scenario and a remain private scenario.

CONFIDENTIAL TREATMENT REQUESTED

BY BRIDGEBIO PHARMA, INC.

The probability of an IPO was increased from the December 31 Valuation Report as (i) the LLC had held an organizational meeting with investment banks, (ii) the LLC had confidentially submitted a Draft Registration Statement with the SEC, including audited financial statements for the year ended December 31, 2017, (iii) significant progress had been made in the audit of the LLC’s 2018 financial statements, and (iv) the LLC’s finance team had grown significantly in preparation for potential reporting requirements as a public company. In the IPO scenario, the equity value was determined by making an assumption of the LLC’s pre-money valuation at the time of a potential IPO. In the remain private scenario, the independent valuation specialist valued the equity of the LLC using the cost approach, valuing each underlying investment of the LLC separately. The difference in value between the Prior Units and the February 2019 Units was driven by the increased participation threshold of the February 2019 Units relative to that of the Prior Units, and application of different DLOM adjustments to the fair values calculated for each of the Prior Units and the February 2019 Units, also due to the difference in participation thresholds. A 22.5% DLOM was applied to the unadjusted fair value of each Prior Unit calculated in the remain private scenario due to the LLC being privately held and a 7.5% DLOM was applied to the unadjusted fair value of each Prior Unit calculated in the IPO scenario. A 27.5% DLOM was applied to the unadjusted fair value of each February 2019 Unit calculated in the remain private scenario due to the LLC being privately held and a 10.0% DLOM was applied to the unadjusted fair value of each February 2019 Unit calculated in the IPO scenario. The increase in the value of the LLC and the unit valuation between December 31, 2018 and March 31, 2019 was largely driven by key clinical and scientific advancements at the LLC’s subsidiaries, including (a) Eidos Therapeutics, Inc.’s initiation of its Phase 3 clinical trial of BBP-265 in patients with transthyretin (TTR) amyloid cardiomyopathy (ATTR-CM) in February 2019, (b) Phoenix Tissue Repair, Inc.’s dosing of the first patient in the Phase 1/2 trial of BBP-589 in February 2019, (c) Navire Pharma, Inc.’s selection of a development candidate for the BBP-398 program in February 2019 and (d) Adrenas Therapeutics, Inc.’s receipt of data from ongoing preclinical studies of BBP-631 in non-human primate models demonstrating six-month persistence in March 2019.

Comparison of Estimated Offering Price Range and Recent Fair Value Determination

As of March 31, 2019, the estimated fair value per management incentive unit is $1.63 per Prior Unit and $0.78 per February 2019 Unit based on an estimated equity valuation of $[***]. As discussed above, the holders of Prior Units would receive between $[***] to $[***] per unit and the holders of February 2019 Units would receive between $[***] to $[***] per unit when the Reorganization occurs based on the pre-IPO implied equity valuation range set forth in this letter. The estimated pre-IPO equity valuation range has been determined by the Company in consultation with the underwriters in the offering and with reference to several quantitative and qualitative factors, each of which contributed to the difference between the estimated fair value per management incentive unit as of March 31, 2019 and the LLC’s most recent estimated valuation as of March 31, 2019. Specifically, the Company believes that the difference between the fair value of the LLC’s management incentive units determined on March 31, 2019 and the implied value of the LLC’s management incentive units at the time of the planned IPO is primarily the result of the following factors and events:

CONFIDENTIAL TREATMENT REQUESTED

BY BRIDGEBIO PHARMA, INC.

•	In April 2019, BBP-589 received Fast Track designation from the FDA, and enrollment was opened in the second cohort of its Phase 1/2 clinical trial.

•

The anticipated price range for this offering assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any DLOM of the Company’s common stock, which was appropriately taken into account in the LLC’s determination of the fair value of its common units and management incentive units for all valuation dates discussed above. Stated differently, the anticipated offering price range effectively assigns a probability of 100% to an IPO outcome. The anticipated price range for this offering is based only upon a scenario in which the Company completes an IPO and is not probability weighted, in contrast to the LLC’s prior valuations of common units and management incentive units, which had to consider multiple potential outcomes, some of which would have resulted in a lower value of the LLC’s common units and management incentive units than in an IPO.

•

The holders of the LLC’s redeemable convertible preferred units currently enjoy substantial economic rights and preferences over the holders of its founder units, common units, and management incentive units. In particular, the holders of redeemable convertible preferred units are entitled to receive liquidation payments prior to holders of all other unit classes in the event of any liquidation, dissolution or wind up of the LLC. In addition, holders of the LLC’s redeemable convertible preferred units are entitled to receive cumulative returns prior to any dividends declared or paid on any units of the LLC’s other unit classes and have voting rights with respect to certain specified actions by the LLC. In connection with the Reorganization, all of the LLC’s redeemable convertible preferred units will be exchanged for shares of the Company’s common stock in the Reorganization, and therefore, the right of the preferred unit holders to accrue additional cumulative returns and their special voting rights will terminate upon the Reorganization. The anticipated elimination of these preferences and rights upon an IPO results in an increased common unit and management incentive unit valuation for the anticipated price range.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of this offering would provide the Company with readier access to the public debt and equity markets. These projected improvements in the Company’s financial position influenced the increased common stock valuation indicated by the midpoint of the anticipated price range.

•

The price that investors may be willing to pay in this offering may take into account factors that have not been expressly considered in the LLC’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify.

Conclusion

The LLC has historically determined the fair value of its management incentive units and common units consistent with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of the hybrid method using a probability weighting of the OPM

CONFIDENTIAL TREATMENT REQUESTED

BY BRIDGEBIO PHARMA, INC.

and PWERM scenarios, which is an accepted valuation method under the AICPA Practice Guide. The Company believes that the probability weighting of each potential liquidity event used in the LLC’s fair value analysis was reasonable at the time, in light of the LLC’s stage of development, including the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions.

The Company believes the deemed fair value of the management incentive units and common units used as the basis for determining equity-based compensation expense for financial reporting purposes is reasonable and appropriate based on the above referenced factors.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*******

If you should have any questions concerning the enclosed matters, please contact the undersigned at (415) 733-6071.

Sincerely,

/s/ Maggie L. Wong

Maggie L. Wong, Esq.

cc:	Neil Kumar, Ph.D., BridgeBio Pharma, Inc.
Brian Stephenson, BridgeBio Pharma, Inc.
Mitchell S. Bloom, Goodwin Procter LLP
Marc D. Jaffe, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP